May 8, 2012
Jessica Reece
(617) 235-4636
Jessica.Reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brick Barrientos

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on the Preliminary Proxy Statement with respect to Allianz AGIC International Growth Opportunities Fund
Dear Mr. Barrientos:
     On April 20, 2012, Allianz Funds Multi-Strategy Trust (the “Trust”) filed a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) under the Securities Exchange Act of 1934 with respect to its series, Allianz AGIC International Growth Opportunities Fund (the “Fund”). On April 27, 2012 you provided us with the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Proxy Statement. Summaries of your comments and the Trust’s responses are set forth below. Capitalized terms used and not otherwise defined herein have the meanings ascribed in the Proxy Statement.
1.	Comment: Please add disclosure to the Proxy Statement describing what would occur if both of the proposed New Sub-Advisory Agreements are not approved by shareholders.
Response: The Registrant will add the following disclosure to the definitive Proxy Statement regarding what steps the Board of Trustees of the Trust may take with respect to the Fund if Proposals 1 and 2, which are contingent upon each other, are not both approved by shareholders:
If Proposals 1 and 2 are not both approved by shareholders as described in this Proxy Statement, AGI Capital will continue to serve as the Fund’s sub-adviser and the Board will consider what further action, if any, is appropriate for the Fund.
2.	Comment: Please separate the discussion of Proposals 1 and 2 into separate sections of the Proxy Statement.

Response: The Registrant will revise the definitive Proxy Statement to highlight specific information that is relevant to the separate Proposals. The Trust believes, however, that the approval of RCM Capital Management LLC (“RCM”) as the sub-adviser to the Fund and the approval of Allianz Global Investors Europe GmbH (“AGI Europe”) as portfolio manager to the Fund, to replace Allianz Global Investors Capital LLC (“AGI Capital”) as the sole sub-adviser to the Fund, are so interrelated that combining the general discussion of the two proposals in a number of sections throughout the Proxy Statement minimizes repetition and avoids potential confusion.
3.	Comment: Please provide currently dated proposed sub-advisory agreements for approval by shareholders or explain why shareholders are being asked to approve sub-advisory agreements dated in the past.
Response: Section 1 of the proposed RCM Sub-Advisory Agreement, dated March 28, 2008, states that RCM will “furnish continuously an investment program for each series of the Trust identified from time to time on Schedule A to this Agreement.” Similarly, Section 1 of the proposed AGI Europe Portfolio Management Agreement, dated March 31, 2011, states that AGI Europe will “furnish continuously an investment program for each series of the Trust identified from time to time on Schedule A to this Agreement.” The Proxy Statement asks shareholders to approve the terms of each agreement, which will each include an amended Schedule A (to be dated as of a current date) adding the Fund to the applicable agreement. This reflects the Trust’s normal procedure for amending its advisory agreements when a new series of the Trust is launched or a new sub-adviser is approved with respect to a series. The definitive Proxy Statement will include the appropriate Forms of Schedule A, which are attached as Appendix A hereto for reference.
4.	Comment: Please explain why $5 billion is an appropriate upper capitalization range for the Fund if it is renamed “Allianz RCM International Small-Cap Fund” or revise disclosure to bring the market capitalization range within a range typically understood to represent small capitalization stocks.
Response: The Trust respectfully submits that $5 billion is an appropriate upper capitalization range for the Fund. The Trust looked to indices as examples. A review of the MSCI World ex-USA Small Cap Index showed that stocks in the $3 billion to $5 billion range are normally included in the index. In addition, five funds in the Morningstar Foreign Small/Mid Value Category include a maximum market capitalization profile of $5 billion at the top end of their investable universe.
5.	Comment: In the section titled “Description of the Proposed New Sub-Advisory Agreements,” please clarify how the proposed new sub-advisory agreements will differ from the Current Sub-Advisory Agreement for the Fund.

Response: The Trust will revise the language in the definitive Proxy Statement to indicate that the terms of the current and proposed sub-advisory agreements are substantially the same.
6.	Comment: In the section titled “Reasons for the Proposed Restructuring of the Fund’s Sub-Advisory Arrangements,” please describe how the Fund will be significantly invested outside of the United States.
Response: This section in the preliminary Proxy Statement stated that “the New Sub-Advisers will use an ‘international growth’ style of investing in managing the Fund.” Further, this section stated that:
“As the portfolio manager to the Fund, AGI Europe will normally invest the Fund’s assets in companies organized or headquartered in at least eight different countries (one of which may be the United States). The Fund would be permitted to invest up to 30% of its assets in companies organized or headquartered in emerging market countries (but no more than 10% in any one emerging market country). Regional portfolio managers in Europe, Japan and Asia will collaborate to produce a portfolio that is believed likely to have the best investment opportunities from each of those regions. The portfolio managers will develop forecasts of economic growth, inflation and interest rates that will be used to help identify regions and countries that are likely to offer the best investment opportunities.”
The Trust believes that the current disclosure adequately addresses the exposure of the Fund to investments outside the United States.
* * * * *
Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
* * * * *

Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
/s/ Jessica Reece
Jessica Reece, Esq.

cc:	Brian Shlissel
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Maureen Meredith, Esq.

Appendix A

Revised Schedule A to
Sub-Advisory Agreement between AGIFM and RCM

	Annual Fee Rate (stated as a
	percentage of the Fund’s
Fund	average daily net assets)	Effective Date
Allianz RCM Global Water Fund	0.54%	3/31/2008
Allianz RCM Disciplined Equity Fund	0.40%	7/15/08
Allianz RCM China Equity Fund	0.715%	6/03/10
Allianz RCM Redwood Fund	0.65%	12/27/10
Allianz RCM All Alpha Fund	0.8125%	3/31/11
Allianz RCM Short Duration High Income Fund	0.29%	10/3/11
Allianz RCM International Small-Cap Fund	0.65%	[7/13/12]
[Signature page follows]
Schedule A to RCM Sub-Advisory Agreement

IN WITNESS WHEREOF, ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC and RCM CAPITAL MANAGEMENT LLC have each caused this Schedule A to Sub-Advisory Agreement to be signed in its behalf by its duly authorized representative, on this ____ day of July, 2012.

ALLIANZ GLOBAL INVESTORS FUND
MANAGEMENT LLC

By:

Name:
Title:

RCM CAPITAL MANAGEMENT LLC

By:

Name:
Title:
Schedule A to RCM Sub-Advisory Agreement — Signature Page

Schedule A to
Portfolio Management Agreement

	Annual Fee Rate (stated as a
	percentage of the Fund’s
Fund	average daily net assets)	Effective Date
Allianz RCM Global Water Fund	0.4266%	03/31/2008
Allianz RCM International Small-Cap Fund	0.53%	[7/13/12]
[Signature page follows]
Portfolio Management Agreement

     IN WITNESS WHEREOF, RCM CAPITAL MANAGEMENT LLC and ALLIANZ GLOBAL INVESTORS EUROPE GMBH have each caused this Schedule A to Portfolio Management Agreement to be signed on its behalf by its duly authorized representative, on this ___ day of July, 2012.

RCM CAPITAL MANAGEMENT LLC		ALLIANZ GLOBAL INVESTORS
EUROPE GMBH

By:	By:

Name:	Name:
Title:	Title:
Accepted and agreed to as of the
day and year first written above:
ALLIANZ GLOBAL INVESTORS FUND MANAGEMENT LLC

By:
Name:
Title:
Portfolio Management Agreement